Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2008

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3772
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6228
Pre-Tax Preferred Stock Dividends	$2,119

FIXED CHARGES:
Interest Expense	$45,382
Amortization of Debt Premium, Discount and Expense	409
Interest Component of Rentals	1,288

Total Fixed Charges	47,079
Pre-Tax Preferred Stock Dividends	2,119

Total Fixed Charges and Preferred Stock Dividends	$49,198

EARNINGS:
Net Income before Dividends on Preferred Stock	$104,120
Add:
Income Taxes	63,048
Total Fixed Charges	47,079

Total Earnings	$214,247

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.4